UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release Dated December 14, 2021

On December 14, 2021, Legend Biotech Corporation (the “Company”) issued a press release announcing a proposed underwritten public offering of $300.0 million of American Depositary Shares (“ADSs”), each representing two ordinary shares, and up to an additional $45.0 million of ADSs sold in the public offering to the underwriters pursuant to an option to purchase additional ADSs (the “Offering”). The Company is filing a copy of the press release relating to the Offering as Exhibit 99.1 hereto, which is incorporated by reference herein.

The press release was issued pursuant to, and in accordance with, Rule 134 under the Securities Act of 1933, as amended, and is neither an offer to sell nor a solicitation of an offer to buy the ordinary shares, ADSs or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the ordinary shares, ADSs or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Financial Results for the Nine Months Ended September 30, 2021

The Company is furnishing this report on Form 6-K to provide its unaudited consolidated financial statements for the nine months ended September 30, 2021 and 2020 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements.

The unaudited condensed consolidated financial statements as of September 30, 2021 and for the nine-months ended September 30, 2021 and 2020 are attached to this Form 6-K as Exhibit 99.2. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.3. The Company is also updating certain of its Risk Factors that were previously included in Item 3.D of its Annual Report on Form 20-F, which updated Risk Factors are attached to this Form 6-K as Exhibit 99.4.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (Registration No. 333-239478).

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated December 14, 2021

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Select Updated Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

December 14, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer